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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             DYCOM INDUSTRIES, INC..
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    267475101
       ------------------------------------------------------------------
                                 (CUSIP Number)

Joseph T. Kelley, Jr., Esq.                       925 Harvest Drive, Suite 160
Kelley and Murphy                                 Blue Bell, PA 19422
Union Meeting Corporate Center V                  (215) 643-6500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 29, 1997
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 267475101                                          Page 2 of 6 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Thomas Polis

------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
            N/A
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                  1,026,621
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                0
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             1,026,621
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,026,621
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       Security and Issuer.

         This Statement relates to the common stock ("Common Stock") of Dycom Industries, Inc., a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4440 PGA Boulevard, Suite 600, Palm Beach Gardens, FL 33410.

2.       Identity and Background.

         (a) Name. This Statement is being filed by Thomas Polis ("TP"). The filing of this Statement shall not be construed as an admission that TP is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such person.

         (b) Business Address. The business address for TP is 235 East Gay Street, West Chester, PA 19380.

         (c) Present Principal Occupation or Employment. TP is Executive Vice President of Communications Construction Group, Inc. ("CCG"), 235 East Gay Street, West Chester, PA 19380. CCG, a wholly-owned subsidiary of Issuer, provides construction and engineering services to the telecommunications industry.

         (d) Criminal Convictions. During the last five years, TP has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, TP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. TP is a citizen of the United States of America.

3.       Source and Amounts of Funds and Other Consideration.

         Pursuant to the terms of an Agreement and Plan of Merger dated July 7, 1997, as amended on July 29, 1997 (the "Merger Agreement"), by and among CCG, TP, George Tamasi, Issuer and Issuer's wholly-owned subsidiary, Dycom Acquisition, Inc. ("DAI"), under which DAI merged into CCG, on July 29, 1997 TP acquired 1,026,621 shares of the Common Stock of Issuer.

4.       Purpose of Transaction.

         The acquisition of the shares of Common Stock of Issuer by TP is for investment purposes.

         Except as discussed below, TP has no present plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that pursuant to the Merger Agreement, upon request of TP, Issuer shall use its best efforts to
(i) file within 120 days of such request a registration statement under the Securities Act of 1933, as amended (the "Act"), covering the proposed sale or distribution referred to in such notice, (ii) cause such registration statement to become effective under the Act as soon as possible after the filing thereof, and (iii) cause such registration statement to remain effective for so long as a prospectus may be required to be delivered pursuant to the Act. Pursuant to the Merger Agreement, TP may only propose to sell or distribute publicly up to the greater of (x) 1,000,000 or (y) 50% of the shares of Issuer's Common Stock acquired by TP under the Merger Agreement;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to those enumerated above.

5.       Interest in Securities of the Issuer.

         (a) As of the date hereof, TP may be deemed to be the beneficial owner of 1,026,621 shares of Issuer's Common Stock, which represents 9.5% of Issuer's outstanding Common Stock.

         (b) TP has sole voting and sole dispositive power with respect to the shares of Common Stock beneficially owned by him.

         (c) Except as described in Item 3 above, TP does not own beneficially any shares of Common Stock of Issuer or effected any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Statement.

         (d) No person other than TP is known to TP to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

         (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as indicated elsewhere in this Statement, TP is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       Material to be Filed as Exhibits:


         Exhibit A:  Agreement and Plan of Merger, dated July 7, 1997, among CCG, TP, George Tamasi, Issuer and DAI.

         Exhibit B:  Amendment to Agreement and Plan of Merger, dated
                     July 29, 1997, among CCG, TP, George Tamasi, Issuer and DAI.

Signatures:

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    August 6, 1997                               /s/ Thomas Polis
                                                     -------------------------
                                                          THOMAS POLIS

EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER
                 AMONG COMMUNICATIONS CONSTRUCTION GROUP, INC.,
               GEORGE TAMASI, THOMAS POLIS, DYCOM INDUSTRIES, INC.
                          AND DYCOM ACQUISITIONS, INC.

         THIS AGREEMENT AND PLAN OF MERGER ("Agreement") is entered into this 7th day of July, 1997 among Communications Construction Group, Inc., a Pennsylvania corporation ("Communications"), George Tamasi and Thomas Polis (collectively "Communications Shareholders"), Dycom Industries, Inc., a Florida corporation ("Dycom"), and Dycom Acquisitions, Inc., a Pennsylvania corporation ("Acquisitions").

                               W I T N E S S E T H

         WHEREAS, the parties hereto desire that Acquisitions be merged with and into Communications (the "Merger") upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Business Corporation Law of the Commonwealth of Pennsylvania, all for the purpose of carrying out a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code");

         NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties herein contained the parties hereto agree as follows:

                                    ARTICLE I

                                     Merger

         Section 1.1 Surviving Corporation. At the Effective Time, as defined in
Section 1.2, Acquisitions shall be merged into Communications which shall be the surviving corporation (the "Surviving Corporation").

         Section 1.2 Effective Time. Subject to the terms of this Agreement, the Merger shall become effective at 12:00 midnight on July 31, 1997 (the "Effective Time"), unless the Articles of Merger are filed subsequent to July 31, 1997, in which event the merger shall become effective at the time the Articles of Merger are filed with the Secretary of the Commonwealth of Pennsylvania. The Articles of Merger shall be filed with the Commonwealth of Pennsylvania in substantially the form of Exhibit A hereto or such other form reasonably satisfactory to the parties hereto (the "Articles of Merger") and consistent with this Agreement.

         Section 1.3 Further Assurances. If at any time after the Effective Time, either party shall determine that any further assignments, assumptions or assurances in law or any other things are necessary or desirable to vest, perfect or confirm of record or otherwise, in any party the title to any property or, right acquired or to be acquired by reason or as a result of the Merger, the proper officers and directors of the Surviving Corporation or, as the case may be, the Communications Shareholders and Dycom shall execute and deliver all deeds, assignments and assurances in law and do all things reasonably necessary or proper to vest, perfect and confirm title to such property or rights and otherwise to carry out the terms and conditions of this Agreement, all at the cost and expense of the Surviving Corporation.

         Section 1.4 By-Laws. The by-laws of Acquisitions in effect immediately prior to the Effective Time shall be and, until amended as therein provided, continue to be the by-laws of the Surviving Corporation after the Effective Time.

         Section 1.5 Articles of Incorporation. The Articles of Incorporation of Acquisitions as amended and in effect immediately prior to the Effective Time shall be and, until further amended as provided by law, continue to be the Articles of Incorporation of the Surviving Corporation.

         Section 1.6 Directors. The members of the Board of Directors of Acquisitions immediately prior to the Effective Time shall constitute the Board of Directors of the Surviving Corporation after the Effective Time until their successors shall have been elected and qualified as provided in the by-laws of the Surviving Corporation and this Agreement.

                                   ARTICLE II

                              Conversion of Shares

         At the Effective Time:

         Section 2.1 Acquisitions Stock. Each share of the common stock of Acquisitions issued and outstanding immediately prior to the Effective Time shall by reason of the merger and without any action on the part of the holder thereof, be converted into and become one share of the common stock of the Surviving Corporation, and each certificate representing outstanding shares of the common stock of Acquisitions immediately prior to the Effective Time shall thereupon become and be deemed for all corporate purposes to evidence the ownership of the same number of fully paid and non-assessable shares of the common stock of the Surviving Corporation.

         Section 2.2 Communications Common Stock. Each and every share of the common stock of Communications, $1.00 par value and preferred shares of Communications, $25.00 par value ("Communications Shares"), issued and outstanding immediately prior to the Effective Time (other than treasury shares, if any, held by Communications, all of which treasury shares shall be canceled as of the Effective Time) shall be converted automatically and without any action on the part of the holder thereof into the number of shares of the common stock of Dycom ("Dycom Shares") equal to the quotient of: (i) 28,000,000 divided by the number of Communications shares issued and outstanding immediately prior to the Effective Time (other than Communications Shares held by Communications as treasury shares); divided by (ii) the mean average of the respective prices of Dycom common stock (as reported in the Wall Street Journal) for the five (5) business days immediately preceding the date of this Agreement.

         Section 2.3 Surrenderinq Procedure. Upon the Effective Time, Communications shall cause all certificates which previously represented outstanding shares of its capital stock to be canceled and surrendered to the Surviving Corporation or any agent designated by it, and, upon such cancellation and surrender, the Surviving Corporation or its agent, as agent for Dycom, shall deliver in substitution therefor certificates representing the number of full Dycom Shares (no fractional shares or cash in lieu thereof shall be delivered) into which such shares have been converted as aforesaid.

                                   ARTICLE III

                                Effect of Merger

         Section 3 Upon the Effective Time:

         (a) Acquisitions and Communications shall become a single corporation of which Communications shall be the Surviving Corporation and continue its corporate existence under the laws of the Commonwealth of Pennsylvania; the name of the Surviving Corporation shall be "Communications Construction Group, Inc."

         (b) The separate existence of Acquisitions shall cease, and the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of Communications and of Acquisitions. All property, real, personal and mixed, all debts due on whatever account, all other choses in action and all and every other interest of or belonging to or due to Communications or Acquisitions shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate, or any interest therein, vested in Communications or Acquisitions shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of Communications and Acquisitions and any claim existing or action or proceeding pending by or against Communications or Acquisitions may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in place of Communications or Acquisitions. Neither the right of creditors nor any liens upon the property of Communications or Acquisitions shall be impaired by the Merger.

                                   ARTICLE IV

                Representations and Warranties of Communications
                       and the Communications Shareholders

         Communications and each of the Communications Shareholders represent and warrant (except as indicated to the contrary below) to Acquisitions and Dycom as follows:

         Section 4.1 Due Incorporation, etc. Communications is a validly organized and existing corporation in subsistence under the laws of the Commonwealth of Pennsylvania and satisfactory evidence of such good standing has heretofore been or will promptly be delivered to Acquisitions and Dycom. Communications has all requisite corporate powers to carry on its business as it is now being conducted, is qualified to do business and is in good standing in every jurisdiction in which the character and location of its assets or the nature of the business transacted by it requires such qualification, except where the failure to be so qualified and in good standing would not have a material and adverse effect on Communications. The copies of the Articles of Incorporation and by-laws, and all amendments thereto, of Communications, which have heretofore been or promptly will be delivered to Acquisitions and Dycom, are complete and correct.

         Section 4.2 Shareholders and Directors. The shareholders of Communications, the number of Communications Shares held by each shareholder, and all directors of Communications are listed on Schedule 4.2 hereto.

         Section 4.3 Capitalization. The authorized capital stock of Communications consists of 1,000 shares of Communications common stock, having a par value of $1.00 per share, of which 140 shares are issued and outstanding, and 2,000 shares of preferred stock, having a par value of $25.00 per share, all of which are issued and outstanding. All of the outstanding Communications Shares have been validly issued and are fully paid and nonassessable. Communications does not have any commitment to issue or sell shares of its stock or any securities or obligations convertible into or exchangeable for, or giving any person any right to acquire from Communications any shares of its stock, except for certain buy/sell agreements between Communications and/or the Communications Shareholders which agreements shall be canceled at the Effective Time.

         Section 4.4 Financial Statements. The audited financial statements of Communications as of May 31, 1996, consisting of a balance sheet, statement of operations, a statement of cash flows, and a statement of changes in stockholders' equity for the twelve months ended that date which Communications has delivered to Acquisitions and Dycom have been certified by Norwalk & Associates, independent certified public accountants. Such financial statements present fairly the financial position of Communications and the results of its operations and changes in financial positions as of the date and for the period indicated, in conformity with generally accepted accounting principles consistently applied during such period. As of May 31, 1996, there were no material obligations or liabilities (whether accrued, absolute, contingent or otherwise) of Communications not adequately reflected on the balance sheet (and the notes thereto) as of such date.

         On or before seven (7) days prior to the Effective Time, Communications agrees to deliver to Dycom audited financial statements for the year ended May 31, 1997.

         Section 4.5 Document List. Communications has furnished, or will furnish at the time of the execution of this Agreement, to Acquisitions and Dycom, a written list (the "Document List"), attached hereto as Schedule 4.5, dated the date of this Agreement, which, to the best knowledge of Communications Shareholders after such inquiry as they determine to be appropriate, identifies and describes all contracts, agreements and instruments, whether written or oral, which are material to the conduct of the business of Communications. Without limiting the generality of the foregoing, the Document List shall include the following contracts, agreements and instruments to which Communications is a party or is otherwise subject or affected:

                  (i) all instruments or arrangements creating liens, encumbrances, mortgages, or charges on any real or personal property of Communications;

                  (ii) all indentures, trust agreements, credit agreements or other instruments relating to any issue of bonds, debentures, notes or other evidences of indebtedness; all employment contracts; all contracts with labor unions representing or attempting to represent employees of Communications; all contracts relating to engineering, legal, accounting, management, consulting and other services; and all material contracts for the purchase of real property, personal property or any interest therein;

                  (iii) all bonus, pension, profit sharing, buy/sell, retirement, stock option, hospitalization or insurance plans or agreements, including without limitation all workers' compensation plans; vacation pay or severance pay, and other plans or arrangements of Communications providing benefits to officers, employees or agents;

                  (iv) all leases, or other agreements to which Communications is a party relating to real or personal property or any interest therein which either do not terminate or are not terminable by Communications within six (6) months from the date hereof;

                  (v) all policies of fire, liability and other forms of insurance (including title insurance) held by and/or covering assets of Communications;

                  (vi) all letters of credits, bank accounts or safe deposit box arrangements of Communications;

                  (vii) all material licenses, permits, filings or authorizations required by any jurisdiction or authority in connection with the business of Communications; and

                  (viii) all contracts or agreements that obligate Communications to perform, provide or purchase goods or services which have an individual value of more than $5,000.

         Section 4.6 Asset Descriptions. Communications has furnished, or will furnish at the time of the execution of this Agreement, to Acquisitions and Dycom, a list (the "Asset List"), attached hereto as Schedule 4.6, dated the date of this Agreement, describing all motor vehicles and testing equipment owned by Communications. Not later than twenty (20) days prior to the Closing Date as defined in Section 18.3 hereof, Communications shall furnish to Acquisitions and Dycom a supplemental list which identifies all assets owned by Communications.

         Section 4.7 Litigation List. Communications has also furnished, or will furnish at the time of the execution of this Agreement, to Acquisitions and Dycom, a written description (the "Litigation List"), attached hereto as
Schedule 4.7 , dated the date of this Agreement, of all civil or criminal actions, proceedings, arbitrations or investigations pending, or, to the best knowledge of the corporate officers or directors of Communications or the Communications Shareholders, after such inquiry as they determine to be appropriate, threatened by or before any court, governmental agency, regulatory authority or arbitrator against Communications or any director or officer of Communications, in such capacity, as either plaintiff or defendant.

         Section 4.8 No Material Adverse Change. Since May 31, 1997, there has not been (i) any material adverse change in the financial condition, business properties or assets of Communications in the aggregate; (ii) any loss or damage to any of the properties or assets of Communications (whether or not covered by insurance) which has materially and adversely affected Communications or impaired the ability of Communications to conduct its business; (iii) any other event or condition of any character which has materially and adversely affected the business of Communications; (iv)any mortgage or pledge of any of the properties or assets of Communications (other than as disclosed on the Document
List); (v) any purchase, redemption, or other acquisition by Communications of any shares of the stock of Communications; (vi) any declaration or payment of any dividend or other distribution in respect of the stock of Communications; or
(vii) any increase paid or agreed to be paid in compensation, retirement benefits or other commitments to employees, other than in the ordinary course of Communications' business.

         Section 4.9 Good Title, etc. Communications has title to all of its properties, including, without limitation, all property reflected on the balance sheet of Communications dated as of May 31, 1996 (but excluding property disposed of subsequent to May 31, 1996 and prior to the date hereof in the ordinary course of business), as well as all property reflected on the balance sheet of Communications to be dated May 31, 1997 and provided to Dycom and Acquisitions pursuant to Section 4.4 hereof (but excluding property disposed of subsequent to May 31, 1997, and prior to the date hereof), free and clear of any mortgage, lien, pledge, charge, claim or encumbrance except as disclosed in the Document List pursuant to Section 4.5 hereof.

         Section 4.10 Working Order. Except as described on Schedule 4.10 hereto, all material machinery and equipment of Communications are in working order and repair (normal wear and tear and normal repair or maintenance excepted). Except as set forth in the Document List, Communications has the unrestricted right to use its properties for its operations as presently conducted.

         Section 4.11 No Breach. Except as otherwise disclosed in writing, Communications has not breached, nor is in default under the terms of any indenture, agreement, employee benefit plan, lease or license to which it is subject or bound that is material to the business of Communications, and, to the best knowledge of the Communications Shareholders after such inquiry as they determine to be appropriate, each such indenture, agreement, employee plan, lease and license is valid and effective. Communications is not in default with respect to any order of any court, regulatory agency or other private or governmental authority, specifically pertaining to Communications.

         Section 4.12 Tax Returns. Except as otherwise disclosed in writing, Communications has filed all applicable United States, state and local tax returns required to be filed, and any and all other material tax returns required to be filed. Communications has paid or provided for the payment in full of all taxes due to any governmental entity, and has not executed, or agreed to execute, any waivers of any statutes of limitations on the right of any taxing authority to assess additional taxes or to contest the income or loss reported with respect to any tax period. No issues have been raised (and are currently pending) as of the date of this Agreement by the Internal Revenue Service or any other taxing authority in connection with any of the aforesaid tax returns. There are no material taxes or levies of any nature due or payable to any local, state or federal government nor, to the best of their knowledge, shall the consummation of the transactions contemplated by this Agreement result in any such taxes or levies being due and payable. The receipts and expenditures reflected on the U.S. income tax returns (including the supporting schedules filed therewith and as a part thereof) filed by Communications for the fiscal years ended May 31, 1994, 1995 and 1996 and all other open years, copies of which have been supplied (or will be promptly supplied) to Dycom, accurately reflect the receipts and expenditures of Communications, as well as the taxable income and tax deductions for the respective tax years, and the same were derived from the books and records of Communications.

                  Section 4.13 This Agreement Not a Default. Compliance with the terms of this Agreement and consummation of the transactions contemplated by this Agreement will not materially violate or result in a material breach of or constitute a material default under any statute, ordinance or governmental regulation, or any provision of the Articles of Incorporation and by-laws of Communications, or the provisions of any indenture, mortgage, lien, lease, agreement, instrument, order, judgment, decree, or any other restriction of any kind or character to which any property of Communications is bound or by which Communications is bound.

                  Section 4.14 No Other Commitments. Except for the making of capital expenditures in amounts less than $5,000 each and except for the making of capital expenditures which are disclosed in the Asset List (which includes all such expenditures which individually totaled $5,000 or more), since May 31, 1997 Communications has not entered into any transaction or commitment other than in the ordinary course of business.

         Section 4.15 Information Accurate. All information in writing concerning Communications furnished at or prior to the Effective Time by or on behalf of Communications to Dycom for inclusion in, or use in preparation of, or on behalf of any application or statement or notice made or to be made by Dycom, or filed by Dycom with the Securities and Exchange Commission, any stock exchange or other regulatory agency shall when furnished be true and correct in all material respects without omission of any material fact necessary to be stated to make the information not misleading. Communications may provide Dycom and Acquisitions with a list of all writings so furnished and in the event it does so, shall only warrant the truth and correctness of said writings and any other such additional writings identified in writing by Dycom and provided to Communications, without the omission of any material fact necessary to be stated to make the information not misleading. Communications will provide Dycom in writing such information as Dycom may reasonably request and require in connection with any aforesaid application, statement or notice. Dycom shall furnish Communications a copy of all filings prior to their submission to any governmental or regulatory agency.

         Section 4.16 Share Ownership. The Communications Shareholders are the record and beneficial owner of all of the Communications Shares and hold the Communications Shares free and clear of any lien, encumbrance, pledge, charge or claim, and have full and absolute right and power to assign, transfer and sell their respective Communications Shares.

         SECTION 4.17 Due Authorization, etc. The execution and delivery of this Agreement by Communications and the performance by Communications of its obligations under this Agreement have been authorized by its Board of Directors; and Communications has all requisite authority to enter into and perform this Agreement, subject only to the approval of this Agreement by PNC Bank, National Association ("PNC") and Comcast Cable Communications, Inc. Subject to the foregoing, this Agreement is a valid and binding agreement of Communications and the Communications Shareholders, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, or other similar laws of general application affecting the enforcement of creditors' rights generally.

         Section 4.18 Subsidiaries. Communications does not control (as such term is defined in Section 368(c) of the Code), directly or indirectly, any corporation, association or other business entity.

         Section 4.19 Consent. Except as provided in Sections 11.10 and 17.1 hereof, no consent, approval or authorization of or registration, qualification, designation, declaration or filing with any governmental authority or private person or entity on the part of the shareholders of Communications is required in connection with the execution and delivery of this Agreement or the consummation of any transaction contemplated hereby.

         Section 4.20 Patents, etc. Except as described in Schedule 4.20 hereto, Communications does not own or have any patents, applications for patents, written disclosures of inventions, trade names, trademarks, trademark registrations, or agreements, including agreements with its employees, under which Communications is either a licensee and/or licensor (and no such agreements are being negotiated). No amounts are or will at any time hereafter be owing to any employee of Communications in connection with any patent or invention.

         Section 4.21 Broker's or Finder's Fees, etc. No agent, broker, investment banker, person or firm acting on behalf of Communications or the Communications Shareholders or under the authority of Communications or the Communications Shareholders is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated herein.

         Section 4.22 ERISA. No Reportable Event (as described in Section 4043(c) of the Employee Retirement Income Security Act of 1974 ("ERISA") has occurred with respect to any Plan (as defined below) that is subject to the provisions of Title IV of ERISA, and no event with respect to any Plan has occurred which would impose any liability on Communications other than contributions for the plan year ended May 31, 1997. Each Plan is in material compliance, and has been administered materially in accordance, with the applicable provisions of the Code and ERISA. The term "Plan" means any plan described in Section 3(3) of ERISA established by Communications. No transactions prohibited by Section 406 of ERISA and not exempt under Sections 407 and 408 of ERISA has occurred with respect to any Plan established by Communications. The provisions of this Section 4.22 shall also apply to any Plan which is described in Section 3(3) of ERISA and under which Communications has contributed.

         Section 4.23 Employees. Communications has furnished, or will furnish at the time of the execution of this Agreement, to Dycom, a list (the "Employee List"), attached hereto as Schedule 4.23, dated the date of this Agreement, identifying all individuals in the employ of Communications as of the date of this Agreement, their current periodic compensation, and any extraordinary compensation due them for work performed prior to such date. Except as identified on Schedule 4.23 attached hereto, Communications has no collective bargaining agreement with any of its employees, and except as disclosed in the Document List and/or Litigation List, Communications has not engaged in any discussions with respect to the establishment by any of its employees of a collective bargaining unit or to the execution of a collective bargaining agreement; and except as disclosed in the Litigation List, no election with respect to the unionization of any group of Communications employees has taken place and there are not currently, nor have there been in the past, any such discussions or elections threatened or contemplated.

         Section 4.24 Insurance. Communications keeps all of its business and properties which are of an insurable nature insured, with insurers reasonably believed by Communications to be responsible against loss or damage or arranges with others to do so.

         Section 4.25 Compliance with Applicable Law. To the best knowledge of Communications Shareholders after inquiry as they determine to be appropriate, Communications is in compliance in all material respects with all laws, regulations, governmental orders or judgments applicable to its business as a whole, and has all material licenses, permits and other governmental authorizations necessary for the conduct of its business as a whole.

         Section 4.26 Untrue Statements. No representation or warranty by Communications or the Communications Shareholders in this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading. No written information, statement or certificate furnished to Acquisitions or Dycom by Communications or the Communications Shareholders pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading. No breach under this Article IV shall have occurred if any matter which is required to be disclosed on a particular list hereunder is not disclosed on that list, but appears on a different list furnished in accordance with this Article IV.

         Section 4.27 Environmental Permits, etc. Communications Shareholders warrant that to the best of their knowledge, Communications: (a) is not required to obtain any permits, licenses and other authorizations required under federal, state, local and foreign environmental laws, statutes and ordinances, including but not limited to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 41 U.S.C. Section 2601 et seq., as amended, the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Sections 136 to 1364, the Occupational Safety and Health Act of 1970, 29 U.S.C. Sections 651 to 678, and any applicable state or local law relating to the protection of the environment, and including any rules, regulations, orders, decrees, plans, codes, judgments, injunctions, notices or demand letters, prohibitions, obligations, schedules, timetables, standards, conditions or requirements issued, entered, approved or promulgated thereunder, relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, wastewater, industrial substances, toxic substances, hazardous substances (as defined in Section 101(14) of CERCLA, 41 U.S.C. Section 9601(14)), or solid or hazardous wastes in, into, onto or upon the environment (including, without limitation, ambient air, surface water, ground water, or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, collection, accumulation, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, wastewater, or industrial, toxic or hazardous substances or wastes (collectively the "Environmental Laws"); and (b) is in compliance with all applicable Environmental Laws. Communications has not received (i) any notice of the violation or alleged violation of, or noncompliance or alleged noncompliance with, any of the Environmental Laws, permits, licenses or other authorizations; (ii) any notice, demand, claim, order or request for the performance of, or the payment of costs or expenses for, any test, investigation, assessment, examination, cleanup, removal, remediation, mitigation, response, treatment or restoration with regard to environmental conditions; or (iii) any notice, or have knowledge of, any environmental contamination or the disposal of any hazardous substance, pollutant or contaminant at, in, into, onto, upon, by or from any real property owned, operated, possessed or used by Communications or the environment; and there is not now and has not been, as a result of Communications' activities (y) any violation or alleged violation, or noncompliance or alleged noncompliance with, any of the Environmental Laws, permits, licenses, or other authorizations; or
(z) any environmental contamination of, or the disposal of any hazardous substance, pollutant or contaminant at, in, into, onto, upon, by or from any real property owned, operated, possessed or used by Communications or the environment. Communications has not disposed of, has not arranged for the disposal of, nor has any knowledge of the disposal of, any hazardous substance on any real property that is covered by this Agreement.

                                    ARTICLE V

            Representations and Warranties of Dycom and Acquisitions

         Dycom and Acquisitions represent and warrant to Communications as follows:

         Section 5.1 Due Incorporation, etc. Dycom and Acquisitions are validly organized and existing corporations in good standing and in subsistence under the laws of Florida and Pennsylvania, respectively. Each of Dycom and Acquisitions has all requisite corporate power to carry on its business as now conducted, and is qualified to do business in every jurisdiction in which the character and location of its assets or the nature of the business transacted by it requires such qualification, except where the failure to be so qualified and in good standing would not have a material and adverse effect on Dycom or Acquisitions. The copies of the Articles of Incorporation and by-laws, and all amendments thereto, of Dycom and Acquisitions, which have heretofore been or will promptly be delivered to Communications, are complete and accurate.

         Section 5.2 Financial Statements. The consolidated financial statements of Dycom as of July 31, 1996, consisting of the consolidated balance sheets, statement of operations, statements of stockholders' equity and statements of cash flows, for the twelve months ended that date, which Dycom has or will have delivered to Communications and the Communications Shareholders, have been audited by Deloitte & Touche L.L.P., independent certified public accountants. Such statements present fairly the consolidated financial position of Dycom and subsidiary companies as of July 31, 1996, and the results of their operations and changes in financial position for the period ended that date, in conformity with generally accepted accounting principles consistently applied during such period. As of July 31, 1996, there were no material obligations or liabilities (whether accrued, absolute, contingent or otherwise) of Dycom and its subsidiary companies, taken as a whole, not adequately reflected in the aforesaid financial statements.

         Section 5.3 Capitalization. The authorized capital stock of Dycom as of the date of this Agreement consists of 50,000,000 shares of common stock, $.33 1/3 par value, of which 8,805,943 shares are issued and outstanding, and 1,000,000 shares of preferred shares, $1.00 par value, of which none are issued and outstanding. All of the shares of Dycom stock outstanding have been validly issued and are fully paid and nonassessable, and Dycom holds no such shares as treasury stock. The Dycom Shares, when delivered pursuant to this Agreement, will be validly issued and outstanding and fully paid and nonassessable. The authorized capital stock of Acquisitions consists entirely of 1,000 shares of common stock, $1.00 par value, 100 of which are issued and outstanding in the name of Dycom. Acquisitions is a first tier subsidiary of Dycom.

         Section 5.4 Accuracy of Information. All information in writing concerning Dycom and Acquisitions furnished by Dycom and Acquisitions to Communications for inclusion in or use in preparation of, any application or statement made or to be made by Communications or the Communications Shareholders to any governmental body or private party in connection with the transactions contemplated by this Agreement, shall when furnished be true and correct in all material respects without omission of any material fact necessary to be stated to make the information not misleading.

         Section 5.5 Due Authorization of Dycom. The execution and delivery of this Agreement by Dycom and the performance by Dycom of its obligations under this Agreement have been authorized by its Board of Directors and no shareholder action is required. Except for the consent of the Lenders, as defined in that certain Credit

Facility Agreement, dated April 28, 1997, by and among Dycom and Dresdner Bank Lateinamerika Aktiengesellschaft, Miami Agency, Bank Leumi Trust Company of New York, and Republic National Bank of Miami, N.A., and subject to Section 17.1, no further consents of other parties are necessary to consummate this transaction, and Dycom will have all requisite authority to enter into this Agreement and to perform its obligations under this Agreement. Subject to the foregoing, this Agreement, when duly executed and delivered, will constitute a valid and binding agreement of Dycom, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws of general application affecting the enforcement of creditors' rights generally.

         Section 5.6 Due Authorization of Acquisitions. The execution and delivery of this Agreement by Acquisitions and the performance by Acquisitions of its obligations under this Agreement have been authorized by its Board of Directors and its sole shareholder, Dycom. Subject to the foregoing, Acquisitions will have all requisite authority to enter into this Agreement and to perform its obligations under this Agreement. Subject to the foregoing, this Agreement, when duly executed and delivered, will constitute a valid and binding agreement of Acquisitions, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws or general application affecting the enforcement of creditors' rights generally.

         Section 5.7 This Agreement Not a Default. Subject to the accuracy of the representations of Communications and the Communications Shareholders in
Article IV hereof and compliance with the terms of this Agreement, the consummation of the transactions contemplated by this Agreement, will not materially violate or result in a material breach of or constitute a material default under any statute, ordinance or government regulation, or any provision of the Articles of Incorporation or by-laws of Dycom or Acquisitions, or any provision of any indenture, mortgage, lien, lease, agreement, instrument, order, judgment, decree, or any other restriction of any kind or character to which any property of Dycom or Acquisitions is subject or by which Dycom or Acquisitions is bound, except for the consent of the Lenders, as provided in Section 5.5, which consent shall be received prior to the Effective Time.

         Section 5.8 Broker's or Finder's Fees, etc. Except as described on
Schedule 5.8 hereto, no agent, broker, investment banker, person or firm acting on behalf of Dycom or any of its subsidiaries or under the authority of any of them is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

         Section 5.9 Securities and Exchange Commission Filings, etc. Dycom has delivered to the Communications Shareholders true copies of Dycom's Annual Report and Form 10-K for the fiscal year ended July 31, 1996, and the 1996 Proxy Statement relating to its 1996 annual meeting of stockholders, all as filed with the Securities and Exchange Commission, and all other reports, registrations and similar filings filed by Dycom with the Securities and Exchange Commission after July 31, 1996 and all such mailings or similar communications to its stockholders. The information provided in said filings is true and correct in all material respects without omissions of any material fact necessary to be stated to make the information not misleading. There have been no material change in its assets, liabilities or products since Dycom's 10-Q for the quarter ended April 30, 1997, delivered to Communications pursuant to this Agreement.

         Section 5.10 Registration If Dycom receives a request signed by the Communications Shareholder stating that the Communications Shareholders propose to sell or distribute publicly in a firm underwriting up to the greater of (a) 1,000,000 or (b) fifty percent (50)% of the Dycom Shares and that the Communications Shareholders desire to have such shares registered under the Securities Act of 1933 (the "Act"), Dycom shall use its best efforts to (a) file within one hundred and twenty (120) days of such request a registration statement under the Act covering the proposed sale or distribution referred to in such notice (the "Registration Statement"), (b) cause such Registration Statement to become effective under the Act as soon as possible after the filing thereof, and (c) cause such Registration Statement to remain effective, with a prospectus at all times meeting the requirements of the Act, for so long as a prospectus may be required to be delivered pursuant to the Act. Pursuant to
Section 6(a) of the Act, the officers and directors of Dycom shall sign the Registration Statement.

         To the extent permitted without destroying the pooling of interests as determined by the opinion of Deloitte & Touche L.L.P., Dycom shall be responsible for all costs and expenses of any such Registration Statement, including the legal, accounting and printing costs. Dycom shall also qualify such shares (at Dycom's expense) in such states as Dycom qualifies other shares included in the offering. Dycom's obligations hereunder are expressly conditioned on the Communications Shareholders furnishing Dycom in writing such information concerning the Communications Shareholders and the terms of the proposed offering as Dycom shall reasonably request or require for inclusion in the Registration Statement.

         Section 5.11 Untrue Statements. No representation or warranty by Dycom or Acquisitions in this Agreement nor any information, statement or certificate furnished or to be furnished to Communications pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

         Section 5.12 No Material Adverse Change. Since July 31, 1996, there has not been (i) any material adverse change in the financial condition, business properties or assets of Dycom and its subsidiaries taken as a whole; (ii) any loss or damage to any of the properties or assets of Dycom or its subsidiaries (whether or not covered by insurance) which has materially and adversely affected Dycom or impaired the ability of Dycom to conduct its business; (iii) any other event or condition of any character which has materially and adversely affected the business of Dycom or its subsidiaries; (iv) any mortgage or pledge of any of the properties or assets of Dycom other than those disclosed in materials furnished to Communications; (v) any purchase, redemption, or other acquisition by Dycom of any shares of the stock of Dycom; or (vi) any declaration or payment of any dividend or other distribution in respect of the stock of Dycom. Neither Dycom nor any subsidiary is in material violation of any law, regulation, governmental order or judgment necessary to the conduct of its respective business which violation has a material adverse effect on the financial condition, business, properties or assets of Dycom and its subsidiaries taken as a whole.

         Section 5.13 Litigation. Dycom has furnished or will furnish at the time of the execution of this Agreement, to the Communications Shareholders a written description (the "Litigation List") dated the date of this Agreement, of all material civil or criminal actions, proceedings or investigations pending or threatened by or before any court, governmental agency, regulatory authority or arbitrator against Dycom and its subsidiaries or any director or officer of Dycom, in such capacity, or its subsidiaries, as either plaintiff or defendant. The Litigation List will be supplemented from time to time as necessary prior to the Closing Date.

         Section 5.14 Tax Returns. Dycom has filed all applicable United States, state and local tax returns required to be filed, and all other material tax returns required to be filed. Dycom has paid or provided for the payment in full of all taxes due to any governmental entity, and has not executed, or agreed to execute, any waivers of any statutes of limitations on the right of any taxing authority to assess additional taxes or to contest the income or loss reported with respect to any tax period. No issues have been raised (and are currently pending) as of the date of this Agreement by the Internal Revenue Service or any other taxing authority in connection with any of the aforesaid tax returns. There are no material taxes or levies of any nature due or payable to any local, state or federal government nor shall the consummation of the transactions contemplated by this Agreement result in any such taxes or levies being due and payable. The receipts and expenditures reflected on the U.S. income tax returns (including the supporting schedules filed therewith and as a part thereof) filed by Dycom for the fiscal years ended July 31, 1994, 1995, and 1996, copies of which have been supplied (or will be promptly supplied) to the Communications Shareholders, state accurately the receipts and expenditures of Dycom and its subsidiaries, as well as the taxable income and tax deductions for the respective tax years, and the same were derived from the books and records of Dycom and its subsidiaries.

         Section 5.15 Continuity Acquisitions and Dycom's intent, upon the consummation of the Merger, is to continue the business of Communications, as presently conducted.

                                   ARTICLE VI

                      Conduct of Business of Communications
                             Prior to Effective Time

         Section 6.1 Normal Operation of Business. After the date of this Agreement and prior to the Effective Time, Communications and the Communications Shareholders agree that Communications:

                  (a) will use its reasonable efforts to preserve intact its business and operate its business only in the usual, regular and ordinary manner consistent with prior practices and, to the extent consistent with such operation, will use its reasonable efforts to (i) preserve its present advantageous relationships with persons and entities having business dealings with it, and (ii) preserve all of its licenses, franchises, patents, trademarks, copyrights and other rights;

                  (b) will maintain its properties in customary repair, order and condition, reasonable wear and use excepted, and will maintain in full force and effect insurance substantially comparable in amount and scope to that which it has as of the date of this Agreement upon all of its properties and with respect to the conduct of its business;

                  (c) will maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years, and will duly comply in all material respects with all laws applicable to it and to the conduct of its business; and

                  (d) will advise Dycom of all unusual or extraordinary requests and opportunities to provide service or expand its business.

         Section 6.2 Restricted Acts. Without the prior written consent of Acquisitions and Dycom, Communications and the Communications Shareholders agree that, prior to the Effective Time, Communications will not:

                  (a) cause or permit its Articles of Incorporation or its by-laws to be amended;

                  (b) purchase, redeem or retire any shares of its capital stock;

                  (c) merge or consolidate with, or sell any of its assets to (other than in the ordinary course of business), or purchase or otherwise acquire all or a major part of the stock or assets of, any other corporation or partnership, or in any way change the character of its business;

                  (d) encumber or mortgage any of its property or assets or enter into any transaction or make or enter into any contract or commitment which is not in the ordinary course of business, or, other than in the ordinary course of its business, incur any obligation (contingent or otherwise) or transfer or convey any material assets or property;

                  (e) enter into any arrangement, agreement or undertaking for, or pay or promise to pay or grant any stock option, bonus, special compensation, or general or uniform increase in rates or pay, salary or other benefits to employees or enter into any employment agreements with officers or management personnel other than as specifically contemplated by this Agreement;

                  (f) declare or pay any dividend or make any other distribution or payment on or in respect of its stock;

                  (g) other than in the ordinary course of business, waive any claims having value or release any rights under contracts, leases or license agreements;

                  (h) without notifying Acquisitions and Dycom and discussing the matter with it, and other than in the ordinary course of business, bring suit, or file a complaint or be named as a party plaintiff in any suit, action or proceeding, by or before any court, governmental agency or regulatory authority or before an arbitrator; or

                  (i) organize or cause to be organized any subsidiary.

         Section 6.3 No Stock Issued. No increase will be made in the number of shares of the capital stock of Communications issued and outstanding, and no warrant or any other right to purchase or convert any obligation or security into shares of capital stock of Communications will be granted or issued.

         Section 6.4 Supplements to Lists. Until the Closing Date, Communications shall from time to time prepare and furnish to Dycom lists of schedules (individually, a "Supplemental List" or "Supplemental Schedule," respectively) which shall supplement, as the case may be, the Document List, Asset List, Litigation List, Employee List, or any other lists or schedules which Communications shall have delivered hereunder, as necessary to keep such list or schedule current and accurate. Each Supplemental List and each Supplemental Schedule shall not be deemed to change in any respect the representations and warranties given as of the date of this Agreement, provided, however, that Dycom and Acquisition's sole remedy, in the event any such Supplemental List or lists individually or collectively materially changes the original list or lists, shall be to terminate this Agreement. At the request of Dycom, Communications shall deliver to Dycom copies of any documents pertaining to the matters listed or described in any such lists or schedules.

                                   ARTICLE VII

                       Covenants of Communications and the
                          Communications Shareholders.

         Communications and the Communications Shareholders covenant as follows:

         Section 7.1 Right of Access and Furnishing Information. Communications will furnish to Dycom or its duly appointed representatives such access to all of the properties, books, contracts, commitments and records of Communications, and will furnish to Dycom all such documents and copies of documents and records and information with respect to the affairs of Communications and will make its officers and employees available to Dycom or such representatives for such consultation, at reasonable times, as Dycom shall from time to time reasonably request. Communications will furnish Dycom all the information concerning Communications required for inclusion in any application or statement or notice made or to be made by Dycom to any governmental body, stock exchange or essential private party in connection with the transactions contemplated by this Agreement.

         Section 7.2 Confidentiality. Communications, the Communications Shareholders and their representatives will hold in confidence the existence and substance of this Agreement and any data and information obtained with respect to Dycom or Acquisitions or their businesses from any representative, officer, director or employee of Dycom or Acquisitions, or from any books or records of either of them in connection with this Agreement, and shall not use such data or information or disclose the same to others, except to the extent such data or information is published or is a matter of public knowledge or is required by any applicable law or regulation to be disclosed, or until the transactions contemplated hereunder shall have been consummated. If this Agreement is terminated for any reason, all written data and information obtained from Dycom or Acquisitions in connection with the Agreement shall be returned to Dycom or Acquisitions, and Communications and the Communications Shareholders will use all reasonable efforts to keep confidential any information obtained by them from Dycom or Acquisitions in connection with the Agreement unless and until such information is ascertainable from public or published information or trade sources or is otherwise a matter of public knowledge.

         Section 7.3 Consents. Communications shall obtain the necessary consents and approvals to the extent the same are so required, of other persons and governmental authorities to the transactions contemplated by this Agreement, to the performance by Communications of its obligations under this Agreement and to the right of the Surviving Corporation by the Merger to succeed to the rights of Communications. In the event that Communications, through its reasonable efforts, is unable to secure the necessary consents and approvals, this Agreement may be terminated.

         Section 7.4 Tax Liabilities In the event a review or audit of Communications' tax returns for any year prior to the Closing Date results in an assessment for additional taxes due from Communications, based upon a determination by the assessing tax authority that such additional taxes are due because of (a) a finding of fraud and/or (b) the disallowance of any deduction taken by Communications and determined to be a personal expense of either of the Communications Shareholders, the Communications Shareholders shall indemnify the Surviving Corporation for any and all taxes, including interest and penalties, if any, assessed against the Surviving Corporation.

                                  ARTICLE VIII

                       Covenants of Dycom and Acquisitions

         Dycom and Acquisitions covenant as follows:

         Section 8.1 Furnishing of Information. Dycom and Acquisitions shall furnish Communications and the Communications Shareholders all information concerning Dycom and Acquisitions required for inclusion in any application, statement or notice made by Communications or the Communications Shareholders to, or filed by Communications or the Communications Shareholders with, any governmental body in connection with the matters contemplated by this Agreement.

         Section 8.2 Confidentiality. Dycom, Acquisitions and their representatives will hold in confidence the existence and substance of this Agreement and any data and information obtained with respect to Communications or the business of Communications or any of the Communications Shareholders from any representative, officer, director or employee of Communications, or from any books or records of Communications in connection with this Agreement, and shall not use such data or information or disclose the same to others, except to the extent such data or information is published or is required by any applicable law, rule or regulation including, without limitation, the Securities Exchange Act of 1934 and the rules of any stock exchange, to be disclosed, or until the transaction contemplated hereunder shall have been consummated. If this Agreement is terminated for any reason, all written data and information obtained by Dycom or Acquisitions from Communications in connection with this Agreement shall be returned to Communications, and Dycom and Acquisitions will use all reasonable efforts to keep confidential any information obtained by them unless and until such information is ascertainable from public or published information or trade sources or is otherwise a matter of public knowledge. Dycom and Acquisitions shall notify and discuss beforehand with the Communications Shareholders disclosure with respect to this Agreement that Dycom or Acquisitions makes to the news media.

         Section 8.3 Personal Guaranties. Dycom agrees to use its best efforts to remove and replace the Communications Shareholders as personal guarantors of lines of credit of Communications. Communications Shareholders warrant that there are no amounts in excess of $____________________ due under such lines of credit as of the date hereof. If Dycom is unsuccessful in removing and replacing the Communications Shareholders as guarantors, Dycom agrees to indemnify Communications Shareholders for any claims made on such guaranty agreements.

         Section 8.4 Loans to Communications Shareholders. Dycom shall satisfy or cause Communications to satisfy all loans or amounts payable by Communications to the Communications Shareholders, if any, within eight (8) months after the Closing Date. Communications Shareholders warrant that the total of the debts due Communications Shareholders as of the date hereof does not exceed $670,000.

         Section 8.5 Securities and Exchange Commission Filings, etc. Until the Closing Date, Dycom shall furnish to Communications and the Communications Shareholders promptly after such filings or communications are made, copies of any reports, statement or other filings filed by it with the Securities and Exchange Commission and the New York Stock Exchange and all mailings or similar communications to its stockholders.

         Section 8.6 Stock Transfer Taxes. Dycom shall pay any and all documentary stamp taxes, transfer taxes or other stock issued taxes of any kind due upon any issue, exchange or transfer of the Dycom Shares in connection with this Agreement.

                                   ARTICLE IX

                         Transferability of Dycom Shares

         Section 9.1 Share Certificate Legend. Each certificate evidencing the Dycom Shares shall bear a legend to disclose the limitations upon its transferability by virtue of the requirements of the Securities Act of 1933, as amended. The aforesaid legend shall read as follows:

                  THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "ACT") IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED IN SECTION 4(2) OF THE ACT, NOR WITH ANY STATE SECURITIES REGULATORY AUTHORITY IN RELIANCE UPON PARTICULAR STATUTORY TRANSACTIONAL EXEMPTIONS. IT IS UNLAWFUL TO CONSUMMATE A SALE OR OTHER TRANSFER OF THESE SECURITIES WITHOUT PRIOR REGISTRATION UNDER THE ACT AND APPLICABLE STATE STATUES OR RECEIPT OF AN OPINION OF COUNSEL FOR THE ISSUER TO THE EFFECT THAT SUCH PROPOSED SALE OR OTHER TRANSFER DOES NOT AFFECT THE EXEMPT STATUS OF THE ORIGINAL ISSUANCE AND SALE OF THIS SECURITY AND IS IN

                  COMPLIANCE WITH ALL APPLICABLE FEDERAL AND STATE SECURITIES LAWS.

         Dycom shall make a notation in its records of the foregoing limitations on transferability, and shall so advise its transfer agent. The foregoing legend shall be removed from a certificate representing shares covered by an effective registration statement under the Securities Act of 1933 or shares as to which, in the opinion of Chopin, Miller & Yudenfreund, or other counsel satisfactory to Dycom, such registration is not required, and any stop transfer instructions with the transfer agent will be revoked promptly.

         Section 9.2 Subsequent Sale of Securities. The Communications Shareholders acknowledge that the Dycom Shares to be delivered at the Closing will not have been registered under the Securities Act of 1933, as amended, or under any state securities act, in reliance upon the applicable federal or state exemption for private offerings, and the Communications Shareholders agree and covenant that the shares to be received by them at the Closing are being acquired solely for their own account, for investment and not with a view to the sale or distribution thereof.

                                    ARTICLE X

                     Conditions Precedent to Obligations of
                             Dycom and Acquisitions

         All obligations of Dycom and Acquisitions hereunder are subject to the fulfillment (unless specifically waived in writing by Dycom and Acquisitions subsequent to the execution of this Agreement) of each of the following conditions at or before the Closing Date:

         Section 10.1 Warranties True. All representations and warranties of Communications and the Communications Shareholders contained in this Agreement shall in all material respects be true on, and with the same force and effect as though made on, the Closing Date, except for changes permitted by this Agreement.

         Section 10.2 No Loss or Calamity. Communications shall not have suffered, at or prior to the Closing Date, on account of any cause whatsoever, any loss which materially and adversely affects the value of its assets or business (whether or not such loss shall have been insured).

         Section 10.3 Communications' and the Communications Shareholders' Performance. Communications and the Communications Shareholders shall have performed in all material respects all obligations and agreements required of them and complied with all covenants applicable to them as contained in this Agreement, to be performed and complied with by them on or prior to the Closing Date.

         Section 10.4 Good Standing. There shall have been delivered to Dycom and Acquisitions evidence, whether in the form of telegrams, certificates or otherwise, satisfactory to Dycom and Acquisitions to establish that Communications is in subsistence (i) in the state of its incorporation; and (ii) in every jurisdiction, in which the character and location of its assets or the nature of the business transacted by it requires that it be qualified to do business.

         Section 10.5 Opinion of Counsel for Communications and the Communications Shareholders. Dycom and Acquisitions shall have been furnished with an opinion, dated the Closing Date, of Kelley and Murphy, counsel for Communications and the Communications Shareholders, to the effect that:

                  (i) Communications is a validly organized and existing corporation in subsistence under the laws of the Commonwealth of Pennsylvania. Communications is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction where, because of the nature of its business or properties, such qualification is required, except where the failure to be so qualified and in good standing would not have a material or adverse affect on the financial condition, business properties or assets of Communications. Communications has all requisite corporate power under its statutes and articles to carry on its business as then being conducted;

                  (ii) The authorized capital stock of Communications consists of 1000 shares of common stock, $1.00 par value, of which 140 shares are issued and outstanding and 2000 shares of preferred stock, $25.00 par value, all of which are issued and outstanding. All such outstanding shares have been duly and validly authorized and issued and are fully paid and nonassessable;

                  (iii) The execution, delivery and performance of this Agreement by Communications have been duly and validly authorized by its Board of Directors and approved by all of its shareholders in compliance with Pennsylvania law and its Articles of Incorporation and by-laws, and this Agreement constitutes the valid and binding obligation of Communications and the Communications Shareholders, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws of general application affecting the enforcement of creditors' rights generally;

                  (iv) All consents or approvals (including authorizations or orders of any private person, entity or governmental body) required for Communications or the Communications Shareholders to enter into and perform this Agreement and the transactions contemplated hereby, and all supplements thereto, have been obtained;

                  (v) All other actions and proceedings required by law to be taken by Communications and the Communicating Shareholders at or prior to the Closing Date in connection with this Agreement and the transactions provided for herein have been duly and validly taken;

                  (vi) Except as may be specified by such counsel, they do not know after inquiry of Communications and the Communications Shareholders, of any material litigation, proceeding or governmental investigation pending or threatened against or relating to Communications, or any properties or business, or any litigation, proceeding or governmental investigations, pending or threatened, relating to the transactions contemplated by this Agreement;

                  (vii) The execution, delivery and performance of this Agreement by Communications and the Communications Shareholders will not materially violate or result in a material breach of or constitute a material default under any provision of Communications' Articles of

         Incorporation or by-laws, or any indenture, mortgage, lien, lease agreement, instrument, order, judgment decree, or any other restriction of any kind or character to which any property of Communications is subject or bound; and

                  (viii) The Articles of Merger referred to in Section 1.2 has been duly executed by Communications in accordance with Pennsylvania law. To the best of counsel's knowledge, upon the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania, the Merger will become effective as provided in the Articles of Merger. Each share of Communications capital stock issued and outstanding immediately prior to the Effective Time will, at the effective time stated in the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania, automatically and without any action on the part of the holder thereof, be converted into the Dycom Shares as provided in Article II hereof.

         In rendering such opinions, such counsel may rely, as to factual matters, upon certificates required by Section 10.4 hereof as well as any other certificates such counsel may request to be furnished by officers, directors, or shareholders of Communications and upon such other documents and data as such counsel deem appropriate as a basis for its opinion. Such counsel may state that they are admitted to practice only in the Commonwealth of Pennsylvania, that they are not admitted to the Bar in any other state and are not expert in the law of any other state, and that to the extent their opinion concerns the laws of any other state, such counsel has relied upon the opinion of counsel reasonably satisfactory to such counsel who are admitted to practice in such state.

         Section 10.6 Communications Shares. The Communications Shares shall be free and clear of all claims and encumbrances whatsoever.

         Section 10.7 Absence of Litigation. There shall not be any actual or threatened action, proceeding or investigation which is directed towards challenging, restraining, prohibiting or invalidating the Merger or which, in the reasonable judgment of Dycom or Acquisitions, could affect the right of the Surviving Corporation to own, operate or control after the Effective Time any material part of the property or business of Acquisitions or Communications.

         Section 10.8 Employment Agreement. Communications and the Communications Shareholders shall have terminated by mutual agreement any existing employment agreement(s) between them, and the Communications Shareholders shall have entered into employment agreements with Communications in the form and substance attached hereto as Exhibits "B.1" and "B.2" for each such shareholder, respectively.

         Section 10.9 Environmental Indemnity etc. Communications and Communications Shareholders shall have furnished to Dycom and Acquisitions copies of any and all presently existing environmental, audits, reports or studies within their possession or control regarding any real estate owned, operated, possessed, or used by Communications on or before the Effective Time and, thereafter, also provide Dycom and Acquisitions copies of any such audits, reports or studies. Communications Shareholders shall have executed an indemnity in favor of Dycom whereby the Communications Shareholders, jointly and severally, indemnify and hold Dycom and the Surviving Corporation harmless from and against any losses, claims, damages, liabilities, and necessary costs and expenses, including, without limitation, reasonable legal, consulting, engineering and other expenses and any fines or penalties, arising out of or in connection with any Environmental Conditions which existed as of and/or prior to the Closing Date and which are the result of Communications' activities and not those of its predecessors in title or interests or other third parties. Losses shall include losses, claims, damages, liabilities, and necessary costs and expenses, including, without limitation, reasonable legal, consulting, engineering and other expenses which may be incurred by Dycom or the Surviving Corporation resulting from claims for damages for bodily injury or property damages which arose out of or in connection with any Environmental Conditions which existed as of and/or prior to the Closing Date and which were the result of Communications' activities. Losses shall also include all costs incurred to remedy to the satisfaction of any governmental authority, any Environmental Conditions which existed as of and/or prior to the Closing Date and which were the result of Communications' activities.

         For purposes of this Section 10.9, "Environmental Conditions" shall mean any conditions that requires remedial action and/or may result in claims, demands and liabilities to the Communications Shareholders or the Surviving Corporation with respect to the alleged generation, emission, storage, disposal, discharge or release or threatened release of Hazardous Substances into soil, surface waters, ground waters, streams, ponds, basins or lagoons, wherever located. For these purposes, "Hazardous Substances" shall mean any pollutants or contaminants, toxic substances, hazardous wastes, or hazardous substances (as defined in or pursuant to the Resource Conservation and Recovery Act, 42 U.S.C.
Section 6901 et seq., as amended, and the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., as amended), and petroleum products.

                                   ARTICLE XI

                       Conditions Precedent to Obligations
                            of Communications and the
                           Communications Shareholders

                  All obligations of Communications and the Communications Shareholders hereunder are subject to the fulfillment (unless specifically waived in writing by Communications and the Communications Shareholders subsequent to the execution of this Agreement) of each of the following conditions at or before the Closing Date.

         Section 11.1 Warranties True. All representations and warranties of Dycom and Acquisitions contained in this Agreement shall in all material respects be true on, and with the same force and effect as though made on, the Closing Date except for changes permitted by this Agreement.

         Section 11.2 No Loss or Calamity. Neither Dycom nor Acquisitions shall have suffered, at or prior to the Closing Date, on account of any cause whatsoever, any loss which materially and adversely affects the value of its assets or business (whether or not such loss shall have been insured).

         Section 11.3 Performance by Dycom and Acquisitions. Dycom and Acquisitions shall have performed in all material respects all obligations and agreements and complied with all covenants contained in this Agreement, to be performed and complied with by it at or prior to the Closing Date.

         Section 11.4 Certificate of Officer. Dycom and Acquisitions shall deliver to Communications a certificate of their President certifying to the matters contained in Sections 11.1, 11.2 and 11.3.

         Section 11.5 Opinion of Counsel for Dycom and Acquisitions. Communications and the Communications Shareholders shall have been furnished with an opinion, dated the Closing Date, of Chopin, Miller & Yudenfreund, counsel for Dycom and Acquisitions, to the effect that:

                  (i) Dycom and Acquisitions are validly organized and existing corporations in good standing under the laws of the Florida and Pennsylvania, respectively. Each has all requisite corporate power to carry on its respective business as then conducted and is qualified to do business in every jurisdiction in which the character and location of its assets or the nature of the business transacted by it requires such qualification except where the failure to be so qualified and in good standing would not have a material and adverse effect on the financial condition, business, properties or assets of Dycom, its subsidiaries and Acquisitions taken as a whole. Dycom and Acquisitions each has all requisite power under its

         Articles of Incorporation to carry on its business as then being conducted.

                  (ii) The authorized stock of Dycom consists of 50,000,000 shares of common stock, $.33 1/3 par value, of which 8,805,943 shares are issued and outstanding, and 1,000,000 shares of preferred stock, $1.00 par value, of which none are issued and outstanding. The authorized stock of Acquisitions consists of 1,000 shares of common stock, $1.00 par value, of which 100 shares are issued and outstanding and held by Dycom. All of the issued common stock of Dycom and Acquisitions has been duly and validly authorized and issued and is fully paid and nonassessable.

                  (iii) The execution, delivery and performance of this Agreement by Dycom and the issuance by Dycom of the Dycom Shares as contemplated by this Agreement, have been duly and validly authorized and approved by its Board of Directors, as required by any applicable laws, regulation, or articles of incorporation, by-laws or agreement, and no further proceedings of each of Dycom and Acquisitions are required therefor; and this Agreement constitutes a valid and binding obligation of Dycom and Acquisitions except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws of general application affecting the enforcement of creditors' rights generally.

                  (iv) The Dycom Shares to be delivered to the Communications Shareholders pursuant to this Agreement, when delivered, will be duly authorized and validly issued and outstanding and fully paid and nonassessable.

                  (v) All consents and approvals required for Dycom or Acquisitions to enter into and perform this Agreement and the transactions contemplated hereby have been obtained.

                  (vi) All other actions and proceedings required by law to be taken by each of Dycom and Acquisitions at or prior to the Closing Date in connection with this Agreement and the transactions provided for herein have been duly and validly taken.

                  (vii) Neither the execution, delivery and performance of this Agreement by either Dycom or Acquisitions, nor the issuance of the Dycom Shares pursuant hereto, will materially violate or result in a material breach of or constitute a material default under any provision of each of Dycom's or Acquisitions's Articles of Incorporation or by-laws, or, to the best knowledge of such counsel after due investigation, any indenture, mortgage, lien, lease, agreement, instrument, order, judgment, decree or any other restriction of any kind or character to which any property of each of Dycom and Acquisitions is subject or by which each of Dycom and Acquisitions is bound.

                  (viii) Except as may be specified by such counsel, they do not know after inquiry of each of Dycom and Acquisitions of any material litigation, proceeding or governmental investigation pending or threatened against or relating to each of Dycom and Acquisitions, its properties or business, or any litigation, proceeding or governmental investigation, pending or threatened, relating to the transactions contemplated by this Agreement.

                  (ix) The Articles of Merger referred to in Section 1.2 has been duly executed by Acquisitions in accordance with Pennsylvania law. To the best of counsel's knowledge, upon the filing of the Articles of Merger with the Secretary of the Commonwealth of Pennsylvania, the Merger will be effective as provided in the Articles of Merger. Each share of Communications capital stock issued and outstanding immediately prior to the Effective Time will, at the effective time stated in the Articles of Merger, automatically and without any action on the part of the holders thereof, be converted into the Dycom Shares as provided in Article II hereof.

         In rendering such opinions, such counsel may rely on the certificates delivered under Section 11.4 and as to factual matters upon certificates furnished by officers or directors of Dycom or Acquisitions or by government officials, and upon such other documents and data as such counsel deem appropriate as a basis for their opinion. Such counsel may state that they are admitted to practice only in the States of Florida, Louisiana, Georgia and Connecticut, that they are not admitted to the Bar in any other state and are not experts in the law of any other state, and that to the extent their opinions concern the laws of any other state such counsel has relied upon the opinion of counsel reasonably satisfactory to such counsel who are admitted to practice in such state.

         Section 11.6 Absence of Litigation. There shall not be any actual or threatened action, proceeding or investigation which is directed towards, restraining, prohibiting or invalidating this Merger.

         Section 11.7 Employment Agreement. Communications shall have entered into a separate employment agreement with the Communications Shareholders, respectively, in the form and substance attached hereto as Exhibits "B.1" and "B.2."

         Section 11.8 Release. Communications and the Communications Shareholders shall execute a release in the form attached hereto as Exhibit "C."

         Section 11.9 Consents. The consents of the Board of Directors of Dycom, the Board of Directors of Acquisitions, and the Lenders, as provided in Section
5.5 hereof, shall be delivered to the Communications Shareholders.

         Section 11.10 PNC and Comcast Cable Communications, Inc. shall have consented to the Merger on or before the Closing Date.

                                   ARTICLE XII

                                    EXPENSES

         Section 12.1 Parties to Pay Own Expenses. Dycom, Communications, Acquisitions and the Communications Shareholders will pay their respective expenses, if any, incurred in connection with the transactions contemplated by this Agreement.

                                  ARTICLE XIII

                            TERMINATION AND AMENDMENT

         Section 13.1 Termination. This Agreement may be terminated without liability, at any time prior to the Closing, only on the following conditions or occurrences:

                  (a) by the joint agreement of Dycom, Acquisitions, Communications and the Communications Shareholders;

                  (b) by Dycom and Acquisitions, if they have not received an opinion by Deloitte & Touche L.L.P. that the Merger will qualify as a pooling of interests;

                  (c) by Dycom and Acquisitions or Communications and the Communications Shareholders, if the Closing shall not have been consummated on or before July 31, 1997, unless adjourned to a later date by mutual consent in writing; or

                  (d) by Dycom and Acquisitions, if any matters come to their attention relating to the business of Communications which could materially and adversely affect the financial condition, business, properties or assets of Communications; provided, however, that an adverse change or effect which results only from a general decline in economic or industry conditions not related specifically to Communications will not be deemed to be an event included in or contemplated by this paragraph.

                  (e) by Communications or the Communications Shareholders, if any matters come to their attention relating to the business of Dycom which could materially and adversely affect the financial condition, business, properties or assets of Dycom; provided, however, that an adverse change or effect which results only from a general decline in economic or industry conditions not related specifically to Dycom will not be deemed to be an event included in or contemplated by this paragraph.

         Section 13.2 Amendment. Dycom, Acquisitions, Communications and the Communications Shareholder may, in a writing signed and duly authorized by all of them, amend, modify or supplement this Agreement at any time.

                                   ARTICLE XIV

                                Binding Agreement

         Section 14.1 Succession. All terms, covenants, representations, warranties and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

         Section 14.2 Assignment. Dycom shall not be permitted to assign its interest in this Agreement.

                                   ARTICLE XV

                             Survival of Warranties

         Section 15.1 Except as otherwise provided in the Agreement, all representations, warranties and covenants of the parties made herein or in connection herewith shall survive the Closing for a period of one year. Those contained in Sections 9.1, 9.2 and 18.8 shall not be limited in term, those contained in Section 8.1 shall survive for five years, and those made by Communications and the Communications Shareholders which (a) relate to tax or environmental matters or (b) are contained in Section 4.22 shall survive for the greater of, in each case, five years or the expiration of all statutes of limitations applicable with respect thereto.

                                   ARTICLE XVI

                               Dycom Directorship

         Section 16.1 Subject to the provisions hereof, George Tamasi shall have the right to nominate a person, including himself, to be a member of Dycom's Board of Directors. Any such nominee shall by subject to approval by Dycom and, in the event required by Dycom's Articles of Incorporation and/or by-laws, to the approval of Dycom shareholders. The right to propose a nominee for Dycom's Board of Directors, as provided in this Article, shall be exercisable only (a) after the expiration of six (6) months following the Closing Date, (b) during the initial term of George Tamasi's employment agreement, and (c) while George Tamasi remains record owner of 250,000 Dycom shares acquired by him as a result of the Merger or otherwise.

                                  ARTICLE XVII

                          HART-SCOTT-RODINO ACT FILING

         Section 17.1 The parties will file all required notification and report forms pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott-Rodino Act") and they will promptly respond to all requests for additional information made by either the Federal Trade Commission ("FTC") or the Department of Justice. Each party will notify the other party and their counsel promptly of any requests for additional information, comments or questions by the FTC or the Antitrust Division of the

U.S. Department of Justice ("Antitrust Division") as to such filings and will promptly keep the other informed with respect to filings and communications between a party or its representatives, on the one hand, and the FTC or the Antitrust Division, on the other hand, with respect to this Agreement or the transactions contemplated hereby.

                                  ARTICLE XVIII

                  Notices and Provisions of General Application

         Section 18.1 Limitations for Breach or Pursuant to Indemnity. Notwithstanding anything contained herein to the contrary, the Communications Shareholders' liability for any breach of warranty or covenant or pursuant to any indemnity given under this Agreement shall be limited to the extent that such liabilities exceed $375,000.00, and in no event shall Communications Shareholders' liability exceed $2,800,000.00. The limitation of liability set forth in this section shall be applicable to any and all causes of action.

         Section 18.2 Notices. All notices, requests, waivers and other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, given by prepaid telegram or mailed registered or certified first-class mail, postage prepaid, as follows:

         If to Communications or Communications Shareholders:

         Mr. George Tamasi
         Mr. Thomas Polis
         c/o Communications Construction Group, Inc.
         235 East Gay Street
         P.O. Box 561
         West Chester, PA 19380


         with copies to:

         Joseph T. Kelley, Jr., Esquire
         Kelley and Murphy
         Union Meeting Corporate Center V
         925 Harvest Drive, Suite 160
         Blue Bell, PA 19422


         If to Dycom and/or Acquisitions:

         Mr. Thomas R. Pledger
         Dycom Industries, Inc.
         First Union Center
         4440 PGA Boulevard, Suite 600
         Palm Beach Gardens, FL 33410


         with copies to:

         L. Frank Chopin, Esquire
         Chopin, Miller & Yudenfreund
         440 Royal Palm Way, Suite 200
         Palm Beach, Florida 33480

         Section 18.3 Place of Closing, Closing Date. The Closing shall take place at the Palm Beach, Florida offices of Chopin, Miller & Yudenfreund on July 31, 1997, or at such other place, and at such time, as the parties may mutually agree. The date of Closing is herein called the "Closing Date." At Closing, the parties to this Agreement will exchange certificates, opinions and other documents in order to determine whether the terms and conditions of this Agreement required to be satisfied at or prior thereto have been satisfied. If the terms and conditions required to be satisfied have been so satisfied, the surrender and exchange of certificates representing the Communications Shares and Dycom common stock shall occur as provided in Section 2.2 hereof and the Articles of Merger, theretofore duly executed, shall be filed with the Department of State of the Commonwealth of Pennsylvania, pursuant to Pennsylvania law, in order to consummate the Merger.

         Section 18.4 Entire Understanding. This Agreement constitutes the entire agreement and supersedes all prior agreements, both written and oral, among the parties hereto with respect to the subject matter hereof.

         Section 18.5 Waivers. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by any party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

         Section 18.6 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         Section 18.7 Headings. The headings preceding the text of Sections of this Agreement are for convenience only and shall not be deemed part of this Agreement.

         Section 18.8 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida.

         Section 18.9 Attorney's Fees. In the event any party shall be required to file suit or otherwise retain counsel to enforce or assist in the enforcement of any of the terms of this Agreement or to recover damages for the breach of this Agreement, the prevailing party shall be entitled to recover attorney's fees and costs incurred at all levels of proceedings. This provision shall survive the Closing.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

ATTEST:                                     COMMUNICATIONS CONSTRUCTION
                                            GROUP, INC.


/s/                                         By: /s/
---------------------------------              --------------------------------
       (Corporate Seal)                     Its:
                                                -------------------------------


                                            COMMUNICATIONS SHAREHOLDERS


                                            /s/
                                            -----------------------------------
                                            GEORGE TAMASI, Individually


                                            /s/
                                            -----------------------------------
                                            THOMAS POLIS, Individually


ATTEST:                                     DYCOM INDUSTRIES, INC.


/s/                                         By: /s/
---------------------------------              --------------------------------
       (Corporate Seal)                     Its:
                                                -------------------------------


ATTEST:                                     DYCOM ACQUISITIONS, INC.


/s/                                         By: /s/
---------------------------------              --------------------------------
       (Corporate Seal)                     Its:
                                                -------------------------------

EXHIBIT B

                    AMENDMENT TO AGREEMENT AND PLAN OF MERGER

         This Amendment to that certain Agreement and Plan of Merger dated July 7, 1997 ("Agreement") is entered into as of the 29th day of July, 1997 by and among Communications, Dycom, Acquisitions, and George Tamasi and Thomas Polis, the owners of record of all of the issued and outstanding stock of Communications. Except as otherwise specified herein, capitalized terms used herein which are defined in the Agreement shall have the respective meanings ascribed thereto herein.

                               W I T N E S S E T H

         WHEREAS, the parties to this Amendment have signed the Agreement which provides that Acquisitions shall be merged into Communications, with Communications being the Surviving Corporation; and

         WHEREAS, the parties are desirous of modifying certain provisions of the Agreement by this Amendment.

         NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto agree to amend the Agreement in the following respects:

         A. Section 1.2 of the Agreement shall be amended by striking the language "12:00 midnight on July 31, 1997 (the "Effective Time"), unless the Articles of Merger are filed subsequent to July

31, 1997, in which event the merger shall be effective at", and inserting "("Effective Time")" after the first reference to Pennsylvania.

         B. Section 8.4 of the Agreement shall be deleted in its entirety and inserted in lieu thereof shall be the following:


                  At Closing, Dycom shall issue an additional 21,538 shares of Dycom common stock to each of the Communications Shareholders in satisfaction of the $600,000 shareholder loan (including any interest or other charges due in connection with the same) reported in Communications' financial statements for the fiscal year ended May 31, 1997. Each such additional share shall bear the legend provided in Section 9.1 of the Agreement. The Communications Shareholders' acknowledgment provided in Section 9.2 of the Agreement shall also apply with respect to such additional shares. Any and all representations, warranties and covenants made in the Agreement with respect to the Dycom Shares shall also apply with respect to such additional shares. The original of the notes and other evidence of such shareholder loans shall be appropriately marked to indicate payment and the same shall be delivered to Dycom on the Closing Date.

         C. Sections 10.8 and 11.7 of the Agreement shall be amended by striking the language "attached hereto as Exhibits 'B.1' and 'B.2'" and inserting in lieu thereof "attached to the Amendment as Exhibits 'B.1A' and 'B.2A'."

         D. Section 11.8 of the Agreement shall be amended by striking the language "attached hereto as Exhibit 'C'" and inserting in lieu thereof "attached to the Amendment as Exhibit C-1."

         E. Section 15.1 of the Agreement shall be amended by striking the language "or environmental" from the second sentence.

         F. Except as modified by this Amendment, the Agreement shall remain in full force and effect.


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

         G. This Amendment may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.




ATTEST:                                     COMMUNICATIONS CONSTRUCTION
                                   GROUP, INC.



/s/                                         By: /s/
---------------------------------              --------------------------------
       (Corporate Seal)                     Its:
                                                -------------------------------



                                             COMMUNICATIONS SHAREHOLDERS


                                             /s/
                                             ----------------------------------
                                             GEORGE TAMASI, Individually

                                             /s/
                                             ----------------------------------
                                             THOMAS POLIS, Individually


ATTEST:                                     DYCOM INDUSTRIES, INC.



/s/                                         By: /s/
---------------------------------              --------------------------------
       (Corporate Seal)                     Its:
                                                -------------------------------



ATTEST:                                     DYCOM ACQUISITIONS, INC.


/s/                                         By: /s/
---------------------------------              --------------------------------
       (Corporate Seal)                     Its:
                                                -------------------------------


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